Exhibit 99.1



AT SCHAWK, INC.:
James J. Patterson
Sr. VP and CFO
847-827-9494
jpatterson@schawk.com

AT DRESNER CORPORATE SERVICES:
Investors: **Philip Kranz**
                    312-780-7240
                    pkranz@dresnerco.com

Media: **Sarah Komuniecki**
                    312-780-7208
                    skomuniecki@dresnerco.com

SCHAWK ANNOUNCES EARNINGS
FOR FOURTH-QUARTER AND FULL-YEAR 2005

- Revenue up significantly from acquisitions
- Operating income before integration costs up 116.6 percent and 71.7 percent for the quarter and full year, respectively
- Earnings per share before integration costs for Q4 of 37 cents in 2005 vs. 22 cents in 2004 and for the full year of $1.30 in 2005 vs. $1.01 in 2004

Des Plaines, IL, February 28, 2006 -- Schawk, Inc. (NYSE: SGK), one of North America's leading providers of digital imaging graphic services to the consumer products and brand imaging markets, today reported financial results for the fourth quarter and year ended December 31, 2005. Schawk reported fourth-quarter 2005 earnings of $0.30 per fully diluted share ($0.37 per fully diluted share before acquisition integration costs) compared to $0.22 per fully diluted share in the fourth quarter of 2004. For the year ended December 31, 2005, the Company reported earnings of $1.13 ($1.30 before acquisition integration costs) compared to $1.01 per fully diluted share for the same period of 2004.

Net income was $8.3 million in the fourth quarter of 2005, compared to $5.1 million in the fourth quarter of 2004, an increase of 62.3 percent. For the year ended December 31, 2005, net income was $30.5 million, compared to $22.7 million in the prior year, an increase of 34.4 percent.

Acquisition Integration Expenses

During the fourth quarter and year ended December 31, 2005, Schawk incurred acquisition integration expenses totaling $3.1 million ($2.0 million, or $0.07 per share, on an after tax basis), and $7.2 million ($4.5 million, or $0.17 per share, on an after-tax basis), respectively, related to the acquisition and integration of the Seven Worldwide and Winnetts businesses. These costs included professional fees including legal, tax, audit and recruitment fees, closed facility costs including moving costs, travel, employee severance pay and employee retention expenses. These costs are identified separately on the statement of operations as acquisition integration expenses. The increase in acquisition integration costs to $0.07 cents in the fourth quarter versus guidance of $0.04 to $0.05 was primarily due to higher than anticipated professional fees, closed facility costs and travel expenses.

Consolidated Results for Fourth Quarter Ended December 31, 2005

The following results reflect the combined revenues of Schawk, Weir Holdings Inc. (trade name "Winnetts") and Seven Worldwide, Inc. ("Seven"). As previously disclosed, the Company completed the acquisition of certain assets of Winnetts on December 31, 2004, and completed the acquisition of Seven on January 31, 2005. The Company's weighted average diluted shares outstanding totaled 27.5 million for the fourth quarter of 2005 versus 23.0 million in the same period last year primarily because a portion of the consideration for the Seven acquisition included four million shares of Schawk common stock.

Schawk reported net sales of $159.8 million for the fourth quarter of 2005 compared to $59.6 million in the same quarter of 2004. The increase was primarily a result of the aforementioned acquisitions. Revenues in the fourth quarter of 2005 were slightly lower than the third quarter of 2005 ($165.3 million) as expected. Schawk's business has historically been stronger in the second and third quarters of the year and the first and fourth quarters have had lower revenues and profits. With the acquisition of Seven, the Company has, to a certain extent, mitigated its fourth-quarter lower revenue profile because its new mass-merchandiser clients provide the Company with higher revenues from holiday "free standing insert" advertising in newspapers.

Gross margin for the fourth quarter decreased to 33.8 percent in 2005 from 41.8 percent in 2004, as expected, primarily due to lower margin business from the acquired Seven and Winnetts businesses. The Company expects to see continuous improvement in margins over the next twelve months as a direct result of the cost reductions and office consolidations completed in 2005.

Operating income for the fourth quarter of 2005 increased 81.5 percent to $16.1 million (116.6 percent to $19.3 million before acquisition integration expenses) compared to $8.9 million in the fourth quarter of 2004, primarily due to operating income from the acquired companies. Operating margin was 10.1 percent in the fourth quarter of 2005 compared to 14.9 percent in the same period of 2004, as expected, primarily due to lower margin business from the acquired companies and $3.1 million of acquisition integration expenses. Excluding integration costs, the operating margin would have been 12.1 percent, an improvement in operating margin as compared to the third quarter 2005 operating margin of 11.0 percent on the same basis. The improvement in the operating margin as compared to the previous quarter is a result of cost reductions as part of ongoing integration activities.

Other income (expense) for the fourth quarter of 2005 was $2.9 million of net other expense, compared to $0.4 million of net other expense for the same period of 2004. Fourth-quarter 2005 net other income (expense) included interest expense of $3.0 million, offset by $0.1 million of interest income. The increase in interest expense over the 2004 period was primarily due to approximately $152 million of additional indebtedness incurred in 2005, most of which was directly related to the aforementioned acquisitions. This indebtedness was reduced by approximately $27.8 million by the end of 2005.

Income tax expense for the fourth quarter of 2005 was at an effective tax rate of 37.4 percent compared to 39.8 percent in the prior-year fourth quarter. The higher effective tax rate in the prior year fourth quarter was attributable to an increase in tax reserves in 2004.

Consolidated Results for Twelve Months Ended December 31, 2005
For the year ended December 31, 2005, net sales increased to $614.5 million compared to $238.3 million for the prior year, primarily from the acquired companies.

Gross margin for 2005 decreased to 34.4 percent, compared to 42.5 percent in the comparable prior-year period, as expected, primarily due to lower margin business from the acquired companies.

Operating income increased to $57.7 million for 2005 ($64.9 million before acquisition integration expenses) compared to $37.8 million in the prior year, and operating margin for the twelve months of 2005 was 9.4 percent compared to 15.9 percent for the prior year. Excluding acquisition integration expenses, the operating margin would have been 10.6 percent for 2005.

Other income (expense) for 2005 resulted in net other expense of $9.0 million compared to $1.8 million of net expense in the comparable prior-year period, primarily as a result of increased interest expense. Interest expense increased primarily as a result of the increase in debt incurred in connection with the acquired companies as noted previously.

Income tax expense for 2005 was at an effective rate of 37.5 percent compared to 37.0 percent in the prior year. The higher tax provision in 2005 is due to higher pretax profits in higher tax jurisdictions than in the prior year.

Other Information
Depreciation and amortization expense was $6.9 million for the fourth quarter of 2005 compared to $3.1 million in the prior-year fourth quarter. For the full year 2005 period, depreciation and amortization expense was $27.0 million compared to $12.7 million in the prior-year period. The increase was due to the inclusion of depreciation and amortization expense from the acquired companies.

Capital expenditures in the fourth quarter of 2005 were $7.6 million compared to $4.0 million in the same period of 2004. For the full year of 2005, capital expenditures were

$22.2 million compared to $12.2 million in the prior-year period. The increase in capital expenditures is primarily a result of capital spending for the acquired businesses.

Management Comments

President and Chief Executive Officer David A. Schawk commented, "Clearly, the year 2005 was very exciting and rewarding for our Company. We more than doubled the size of the company by acquiring Winnetts and Seven Worldwide at the beginning of the year. We executed well on our plan to consolidate operations from all three companies, and the exit activities called for in that plan have been substantially completed."

Mr. Schawk continued, "While the consolidation and integration of our three companies took a great deal of management's time and effort, by remaining focused on the objectives of our strategic plan, we also produced a record year for revenues, profits and earnings per share. In addition, we expect to improve on this performance in 2006 as we realize the full year benefit of our consolidation efforts from 2005. The sequential improvement in our operating margin over the past three quarters of 2005 is also an important trend, and we believe this is evidence that our restructuring efforts are taking hold. We hope to achieve at least a 100-basis point improvement in gross margins and operating margins in 2006 as compared to the 34.4 percent gross margin and the 10.6 percent operating margin before acquisition integration expenses we achieved in 2005. Attainment of this goal is dependent on achieving the efficiencies and cost reductions that were initiated in 2005 and a level of revenue that is consistent with the levels realized in 2005.

"The consolidation of facilities and related staffing reductions was the first step in forging what we believe will be the strongest global service provider in the brand imaging and premedia industries. Although there will be other cost reduction efforts in 2006, we will be turning our focus to bringing our fully integrated service offering to current and prospective clients that understand the importance of getting their products to market faster and that embrace concepts like "right the first time" for their critical graphics work on category leading brands. As the largest brand imaging solutions firm in the world, our people, knowledge, information, and assets have never been stronger than they are today."

Mr. Schawk continued, "My goal is to wrap our company around every aspect of getting our clients' consumer products to market faster, whether the medium is a consumer product package, a point-of-sale display, an advertisement in a newspaper or magazine, a billboard, or over the internet and soon over cellular networks. We can deliver high quality graphics to meet our clients' needs across various media anywhere in the world their images are displayed."

Mr. Schawk concluded, "During the first quarter of 2006, we completed a secondary offering of 3,470,183 shares of common stock by stockholders who had received Schawk shares in connection with our purchase of Seven Worldwide. Due to the demand for Schawk shares in the recent secondary offering, the underwriters exercised their overallotment option and acquired an additional 141,527 shares from Schawk. We received $2.9 million of proceeds from the sale of the overallotment shares. The proceeds were used to reduce debt in the first quarter of 2006. I believe all Schawk shareholders will benefit from the secondary offering as a result of improved liquidity of Schawk's shares and heightened visibility of our Company in the investment community. Finally, the placement of these shares reflects continued confidence in the progress of our company."

Conference Call

Schawk invites you to join its Fourth-Quarter and Full-Year 2005 Earnings Conference Call today at 9:30 a.m. central time. Hosting the call will be David Schawk, president and CEO, A. Alex Sarkisian, executive vice president and chief operating officer, and Jim Patterson, senior vice president and chief financial officer. To participate in the call, please dial 800-257-6607 or 303-205-0044 at least five minutes prior to the start time and ask for the Schawk, Inc. conference call, or on the Internet, go to http://www.actioncast.acttel.com, event ID 32562. If you are unavailable to participate on the live call, a replay will be available through March 7 at 11:59 p.m. eastern time. To access the replay, dial 800-405-2236 or 303-590-3000, enter conference ID 11054838 and follow the prompts. The replay will also be available on the Internet at http://www.actioncast.acttel.com, event ID 32562, for 30 days.

Note

This press release contains mention of various non-GAAP measures in an effort to better provide an understanding of Schawk's financial performance. Schawk has provided a reconciliation of GAAP to Non-GAAP numbers as they relate to integration costs in a table on the last page of today's press release.

Schawk, Inc., headquartered in suburban Chicago, is one of the world's largest independent brand image solutions companies. Schawk delivers a broad range of digital pre-media graphic services through 177 locations in 13 countries across North America, Europe, Asia and Australia. Schawk designs, creates and manages images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional and advertising materials. Schawk provides its services to the food, beverage, health & beauty, pharmaceutical, home care and consumer products industries. For more information, visit www.schawk.com.

Certain statements in this press release are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended and are subject to the safe harbor created thereby. These statements are made based upon current expectations and beliefs that are subject to risk and uncertainty. Actual results might differ materially from those contained in the forward-looking statements because of factors, such as, among other things, higher than expected costs, or unanticipated difficulties associated with, integrating the acquired operations of Winnetts and Seven Worldwide, higher than expected costs associated with compliance with legal and regulatory requirements, the strength of the United States economy in general and specifically market conditions for the consumer products industry, the level of demand for Schawk's services, loss of key management and operational personnel, our ability to implement our growth strategy, the stability of state, federal and foreign tax laws, our continued ability to identify and exploit industry trends and exploit technological advances in the imaging industry, our ability to implement restructuring plans, the stability of political conditions in Asia and other foreign countries in which we have production capabilities, terrorist attacks and the U.S. response to such attacks, as well as other factors detailed in Schawk, Inc.'s filings with the Securities and Exchange Commission.

Financial Tables to Follow

Schawk, Inc.
Consolidated Statements of Operations
Three Months Ended December 31, 2005 and 2004
(Unaudited)
(In Thousands, Except Per Share Amounts)

	2005	2004
Net sales	$ 159,778	$ 59,567
Cost of sales	105,813	34,655
Selling, general, and administrative expenses	34,704	16,020
Acquisition integration expenses	3,126	--
Operating income	16,135	8,892
Other income (expense)		
Interest income	105	61
Interest expense	(2,984)	(463)
	(2,879)	(402)
Income before income taxes	13,256	8,490
Income tax provision	4,960	3,377
Net income	$ 8,296	$ 5,113
Earnings per share:		
Basic	$ 0.32	$ 0.23
Diluted	$ 0.30	$ 0.22
Weighted average number of common and common equivalent shares outstanding	27,451	22,950
Dividends per common share	$ 0.0325	$ 0.0325

6

Schawk, Inc.
Consolidated Statements of Operations
Twelve Months Ended December 31, 2005 and 2004
(Unaudited)
(In Thousands, Except Per Share Amounts)

	2005	2004
Net sales	$ 614,520	$ 238,345
Cost of sales	403,064	137,017
Selling, general, and administrative expenses	146,573	63,536
Acquisition integration expenses	7,169	--
Operating income	57,714	37,792
Other income (expense)		
Interest income	359	188
Interest expense	(9,859)	(1,960)
Other	507	--
	(8,993)	(1,772)
Income before income taxes	48,721	36,020
Income tax provision	18,249	13,342
Net income	$ 30,472	$ 22,678
Earnings per share:		
Basic	$ 1.19	$ 1.05
Diluted	$ 1.13	$ 1.01
Weighted average number of common and common equivalent shares outstanding	26,969	22,515
Dividends per common share	$ 0.13	$ 0.13

Schawk, Inc.
Consolidated Balance Sheets
(In Thousands, Except Share Amounts)

	Dec. 31, 2005 (Unaudited)	Dec. 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 7,522	$ 7,268
Trade accounts receivable, less allowance for doubtful accounts of $6,322 at December 31, 2005 and $1,773 at December 31, 2004	131,747	56,332
Inventories	29,323	10,339
Prepaid expenses and other	10,131	4,702
Refundable income taxes	-	1,832
Deferred income taxes	9,845	2,353
Total current assets	188,568	82,826
Property and equipment, less accumulated depreciation of $73,510 at December 31, 2005 and $69,668 at December 31, 2004	78,858	46,431
Goodwill	233,838	71,720
Intangible assets	50,984	12,754
Other assets	6,570	7,032
Total assets	$ 558,818	$ 220,763
Liabilities and Stockholder's Equity		
Current liabilities:		
Trade accounts payable	$ 28,502	$ 8,424
Accrued expenses	69,449	26,578
Income taxes payable	12,278	-
Current portion of long-term debt and capital lease obligations	454	6,683
Total current liabilities	110,683	41,685
Long-term debt	169,528	39,500
Capital lease obligations	51	464
Other	27,383	979
Deferred income taxes	19,777	6,695
Stockholder's Equity:		
Common stock	225	191
Additional paid-in capital	168,777	92,350
Retained earnings	88,424	61,330
Accumulated comprehensive income	1,933	2,442
	259,359	156,313
Treasury stock, at cost	(27,963)	(24,873)
Total stockholder's equity	231,396	131,440
Total liabilities and stockholders' equity	$ 558,818	$ 220,763

Schawk, Inc.
Reconciliation of Non-GAAP measures to GAAP
For the three and twelve month periods ended December 31, 2005

Amounts in thousands, except per share amounts	Three Months Dec 31, 2005 ($000's) Amount		Twelve Months Dec 31, 2005 ($000's) Amount	
Operating income per GAAP	$	16,135	$	57,714
Acquisition integration expenses		3,126		7,169
Operating income before acquisition integration expenses (Non-GAAP)		19,261		64,883
Income before income taxes per GAAP		13,256		48,721
Acquisition integration expenses		3,126		7,169
Income before income taxes, acquisition integration expenses (Non-GAAP)		16,382		55,890
Income tax provision on Non-GAAP pretax income		6,130		20,934
Net income before acquisition integration expenses (Non-GAAP)	$	10,252	$	34,956
Weighted average number of common and common equivalent				
shares outstanding		27,451		26,969
Earnings per share before acquisition integration expenses (Non-GAAP)	$	0.37	$	1.30
Earnings per share fully diluted per GAAP	$	0.30	$	1.13
Add back acquisition integration expenses after tax	$	0.07	$	0.17
Earnings per share before acquisition integration expenses (Non-GAAP)	$	0.37	$	1.30